Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
TALX, Corporation:
We consent to the use of our reports dated June 3, 2005 with respect to the consolidated balance sheets of TALX Corporation and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity and cash flows, for each of the years in the three-year period ended March 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2005 and the effectiveness of internal control over financial reporting as of March 31, 2005, which reports appear in the March 31, 2005 annual report on Form 10-K of TALX Corporation.
As discussed in note 6 to the consolidated financial statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”
The Company acquired TBT Enterprises, Incorporated and UI Advantage, Inc. (TBT Enterprises) and Net Profit, Inc. (Net Profit) during the year ended March 31, 2005. Management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005, TBT Enterprises’ and Net Profit’s internal control over financial reporting associated with total revenues of $2,300,000 and $2,400,000, respectively, included in the consolidated financial statements of the Company for the periods from the respective acquisitions through March 31, 2005. TBT Enterprises and Net Profit were acquired for total consideration of $9,000,000 and $10,000,000, respectively, subject to certain contingent purchase price adjustments. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of TBT Enterprises and Net Profit.
/s/ KPMG LLP
St. Louis, Missouri
May 24, 2006